Exhibit 12.1
COMPUTATION OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Year Ended December 31,
	2009	2008	2007	2006	2005
Fixed charges — interest expensed	$760,988	$2,144,378	$2,663,456	$2,672,910	$2,070,177

Earnings
Income before assessments	$201,541	$108,125	$177,235	$167,751	$329,977
Fixed charges	760,988	2,144,378	2,663,456	2,672,910	2,070,177

Total earnings	$962,529	$2,252,503	$2,840,691	$2,840,661	$2,400,154

Ratio of earnings to fixed charges	1.26	1.05	1.07	1.06	1.16